Exhibit 23.7

Capital Lodging

2927 Maple Avenue, Suite 503

Dallas, Texas 75201

To Whom It May Concern:

The information provided by Property & Portfolio Research, Inc. is based upon independent surveys and research from sources considered reliable. This information is in no way to be construed as a recommendation by Property & Portfolio Research, Inc. of any industry standard.

We hereby consent to the use by Capital Lodging (the “Company”) of our name and the inclusion of the data to which we are cited as the source under the heading “Our Business and Hotels” in the Registration Statement (Registration No. 333-114602) on Form S-11 of the Company, as shown on page 93, and any future amendments relating to the S-11 or other filings of the Company with the Securities and Exchange Commission.

PROPERTY & PORTFOLIO RESEARCH, INC.

Name:	/S/ BRET R. WILKERSON
Title:	Director

Date: July 12, 2004